UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of April 2021

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____     Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________      No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________      No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Market announcement

ULTRAPAR PARTICIPAÇÕES S.A.

MARKET ANNOUNCEMENT

Ultracargo won concession’s auction in the Itaqui port area (MA)

São Paulo, April 9, 2021 – Ultrapar Participações S.A. (B3: UGPA3; NYSE: UGP, “Company”) hereby informs that Ultracargo won a concession’s auction for the lease of IQI13 area in the Itaqui port, state of Maranhão, for storage and handling of liquid bulk products, specially fuels. The process was conducted today after the bidding process held by the National Agency for Waterway Transportation – ANTAQ, at B3 headquarters.

In the leased area, a new terminal will be built with a minimum installed capacity of 79 thousand m³ and operations shall start in up to five years from the date of signing of the contract. The lease will last for 20 years and may be renewed for up to 70 years. An investment of about R$ 310 million is estimated for this capacity, including the amount related to the grant, to be disbursed in up to six years.

The port of Itaqui has a strategic location for the fuel logistics chain in Brazil, where Ultracargo already operates a terminal with installed capacity of 109 thousand m³, with expansion in progress that will increase capacity to 155 thousand m³ by the end of this year. The new terminal will be interconnected to the existing one, which will allow greater flexibility for customers and gains in scale. It also represents an important stimulus for the development of the economy and consequent job creation in the region.

This new investment is aligned with Ultracargo's strategy of expansion and profitability, consistent with the message the Company has been providing to its shareholders and the capital markets.

Rodrigo de Almeida Pizzinatto

Chief Financial and Investor Relations Officer
Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 9, 2021

ULTRAPAR HOLDINGS INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

(Market announcement)